APPLICATION FOR WITHDRAWAL


         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act") Advanced Communications Technologies, Inc. (the "Registrant") hereby applies to the Securities and Exchange Commission to withdraw its Registration Statement on Form S-1 (No. 333-67524) filed on August 14, 2001. The reason for the withdrawal is that the Registrant has determined not to proceed with the equity line financing through Ladenburg Thalmann & Co. The Registrant certifies that no securities have been sold in connection with the offering covered by the registration statement.

         The Registrant further states that subsequent to the withdrawal of the registration statement the Registrant may undertake a subsequent private offering in reliance upon Rule 155(c) promulgated under the Act.

         IN WITNESS WHEREOF, the Registrant has caused this application to be duly executed on the 30th day of November 2001.



                         Advanced Communications Technologies, Inc.



                         By:      /s/ Wayne Danson
                                  -----------------------------------
                         Name:    Wayne Danson
                         Title:   Chief Financial Officer